VIA FACSIMILE AND EDGAR

January 22, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3010

Attention:	Sonia Barros
Special Counsel

Re:	Tejon Ranch Co.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 001-07183

Dear Ms. Barros,

Thank you for your letter dated December 28, 2009, or the comment letter, containing your comments on the above-captioned filing (the “Form 10-K”) by Tejon Ranch Co., or the Company, with the United States Securities and Exchange Commission, or the Commission, and your agreement to extend the response date to February 1, 2010. Set forth below are the Company’s responses to your comments. For your convenience, the text of the Staff’s comments is included below in bold text and is followed by the Company’s responses to such comments.

Form 10-k for Fiscal Year Ended December 31, 2008

Item 15. Exhibits, Financial Statements Schedules, and Reports on Form 8-K, page 52

We note that exhibits10.13 and 10.14 omit schedules and exhibits to the contracts. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete contracts with your next periodic report or tell us why you believe this information is no longer material to investors.

Response

The Company believes the Tejon/DP Partners Operating Agreement is no longer material to investors. This is due to the fact that the Tejon/DP Partners Operating Agreement relates to a joint venture that sold its primary asset in 2007, and ceased operations and dissolved in the subsequent year (this fact was disclosed on page 8 of the Form 10-K). In light of this determination (and with reference to the two year exhibit cutoff contained in Item 601(b)(10)(i) of Regulation S-K), the Company will not continue to include the Tejon/DP Partners Operating Agreement as an exhibit to its Annual Reports on Form 10-K going forward.

The Company also believes the First Amended and Restated Limited Liability Company Agreement of Centennial Founders, LLC (the “First LLC Agreement”) is no longer material to investors. This is due to the fact that the Company entered into a Second Amended and Restated Limited Liability Company Agreement of Centennial Founders, LLC (the “Second LLC Agreement”) on July 31, 2009, which superseded the First Agreement. The Second Agreement was filed as Exhibit 25 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, and was filed along with all schedules and exhibits. In light of the Company’s determination (and with reference to the two year exhibit cutoff contained in Item 601(b)(10)(i) of Regulation S-K), the Company will not continue to include the First Agreement as an exhibit to its Annual Reports on Form 10-K going forward, but will so include the Second Agreement.

Definitive Proxy Statement

Compensation Discussion & Analysis, page 7

Base Salaries, page 9

Your CD&A should explain specifically why each named executive officer received the compensation that he or she did. In your base salary discussion, you state that your named executive officers other than your CEO received a 2.5% increase in base salary in 2008, “which reflected input from the Chief Executive Officer.” In future filing, please explain in detail why the compensation committee chose to increase base salaries, the specific input from you CEO that was considered and how it led to the compensation determination that it did. Please refer to Item 402(b) of Regulation S-K for guidance. Provide us with sample disclosure and confirm that you will provide similar disclosure as applicable in future filings.

Response

In future filings as applicable, we will provide more detailed disclosure as to the process involved in determining changes to base salaries for each named executive officer.

Sample disclosure using information in the 2009 Proxy is as follows:

For the other named executive officers, the Compensation Committee increased base salaries 2.5% during 2008. The Compensation Committee’s decision to increase base salaries was based on information and recommendations provided by the Chief Executive Officer. The Chief Executive Officer reviewed each named executive officers’ overall compensation package. Based on his analysis and the Compensation Committee’s intention that management should be focused on the long-term achievement of corporate goals, best compensated for through the use of long-term stock compensation, the above 2.5% increase seeks to maintain the ratio of cash compensation to total compensation as in prior years.

Annual Performance-Based Incentive Bonuses, page 9

We note that you have disclosed the exact weightings given to the quantitative and qualitative goals to be met by your CEO in 2008, but you have only provided the weighting ranges for your other named executive officers. In future filings, please disclose the weightings assigned to each individual named executive officer and tell us how you plan to comply.

Response

In future filings we will provide a chart identifying each named executive officers’, including the Chief Executive Officers’, weightings by category, which chart will provide the same level of detail for the other named executive officers as provided for the Chief Executive Officer.

Annual Performance-Based Incentive Bonuses, page 9

Please refer to the table regarding the percentage of base salary for achievement at the threshold, target and maximum levels for 2008 on page 10. With respect to the quantitative goals established for 2008, your disclosure indicates that each named executive officer met the maximum award level. Furthermore, it also appears that your CEO met the maximum level for the qualitative goals assigned to him and that your other named executive officers fell between target and maximum levels. In the table on page 10, however, with the exception of Ms. Perkinson, the actual percentage of base salary awarded to the executive officers is either less than the maximum or target level assigned to that particular executive officer. Please explain to us why the actual percentage of base salary paid differs from the narrative disclosure and confirm that you will provide similar disclosure in future filings. Furthermore, please also disclose the specific level that each individual executive officer met.

Response

In the measurement and evaluation of the achievement of quantitative and qualitative goals success is measured on a scale from threshold to maximum with performance below threshold not receiving a bonus percentage for that category or objective. Actual performance can fall anywhere on this scale based on the actual success in meeting the objectives. As noted in the Proxy success in achieving qualitative goals for 2008 for the named executive officers fell between target and maximum levels, with the quantitative goals being achieved at the maximum level. As shown in the chart in the Proxy, based upon those levels of achievement the actual percentage of base salary for the incentive bonus for all of the named executive officers was between target and maximum, with the exception of Ms. Bjorn. Based upon an overall evaluation of performance, Ms. Bjorn’s incentive bonus was slightly adjusted downward by the Compensation Committee even though measured objectives were achieved at or above target. This resulted in her actual incentive percentage falling just below the target level as shown in the chart in the Proxy.

We will include additional detail with respect to each named executive officer’s actual achievement of both the qualitative and quantitative goals in future filings to the extent material.

Management of the Company is very aware of its responsibility for the adequacy and accuracy of both the financial numbers and disclosures within our filings. Our goal is to provide full disclosure and transparency in all of our filings. In connection with responding to comments set forth in your letter of August 22, 2008, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy of disclosure in the filings;
2.	Staff comments or changes to the disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance in this process.

Very truly yours,

/s/ Allen E. Lyda

Allen E. Lyda

Vice President and Chief Financial Officer

Tejon Ranch Co.